Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 6, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re.	Trio Merger Corp.
Registration Statement on Form S-1, as amended by Amendment No. 4
Filed May 23, 2011
File No. 333-172836

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 2, 2011, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Ajay Koduri.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note you have changed the terms of your offering with respect to the liquidation of your business if you have not completed a business combination within the required time periods.  We also note your disclosure on pages 14 and 15 that explains the calculation of the per-share redemption prices.  Please revise where applicable (such as the Risk Factors section) to explain how the different per-share redemption prices makes a business combination more likely.  In this regard we note shareholders who vote against a business combination, do not vote at all on such business combination, or tender their shares will receive a lower redemption price than shareholders who vote for a business combination or do not tender their shares to you.

We have revised the disclosure on pages 3, 27, 50 and 52 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eric S. Rosenfeld